

March 10, 2014

Via E-mail
Corrine L. Scarpello
Senior Vice President and Chief Financial Officer
Supertel Hospitality, Inc.
1800 West Pasewalk Avenue
Suite 200
Norfolk, Nebraska 68701

> **Re:** **Supertel Hospitality, Inc.**
> **Registration Statement on Form S-11**
> **Filed February 12, 2014**
> **File No. 333-193908**

Dear Ms. Scarpello:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend to provide updated financial statements and corresponding financial information. See Rule 8-08 of Regulation S-X.

2. We note your registration statement on Form S-3, file no. 333-192469, filed on November 21, 2013. We further note that this current registration statement on Form S-11 appears to supersede the prior registration statement on Form S-3. To the extent that you have not issued and do not intend to issue any securities pursuant to your registration statement on Form S-3, please withdraw such registration statement pursuant to Rule 477 of Regulation C or advise.

Item 37. Undertakings, page II-2

3.   Please revise to include all of the undertakings required by Item 512 of Regulation S-K. For example only, please revise to include the undertakings required by Item 512(a) of Regulation S-K or advise.

Index of Exhibits, page II-5

4.   We note that your legal and tax opinions are to be filed by amendment. Please note that these exhibits must be filed prior to effectiveness. In addition, please ensure that you have included all exhibits required by Item 601 of Regulation S-K. For example only, we were unable to locate the exhibit required by Item 601(b)(21). Please revise your index to include this exhibit or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Guy Lawson, Esq. (Via E-mail)